Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio data)

	Fiscal Year (1)										Nine Months Ended
	2002		2003		2004		2005		2006		October 28, 2007
Earnings From Continuing Operations Before Income Taxes	$5,813		$6,762		$7,790		$8,967		$8,502		$5,563

Less: Capitalized Interest	(59)		(50)		(40)		(51)		(47)		(34)

Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	130		142		162		177		257		176
Interest Expense	95		111		109		192		437		530
Adjusted Earnings	$5,979		$6,965		$8,021		$9,285		$9,149		$6,235

Fixed Charges:
Interest Expense	$95		$111		$109		$192		$437		$530
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	130		142		162		177		257		176
Total Fixed Charges	$225		$253		$271		$369		$694		$706

Ratio of Earnings to Fixed Charges (2)	26.5	x	27.5	x	29.6	x	25.2	x	13.2	x	8.8	x

(1)   Fiscal years 2006, 2005, 2004, 2003 and 2002 refer to the fiscal years ended January 28, 2007, January 29, 2006, January 30, 2005, February 1, 2004 and February 2, 2003, respectively.

(2)   For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)